CORRESPONDENCE:

Dolgenos Newman & Cronin LLP

96 Spring Street, New York, N.Y. 10012
212-925-2800Fax 212-925-0690

December 24, 2009
VIA EDGAR and FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention: Division of Corporate Finance

Re:           Genterra Capital Inc.
Registration Statement on Form F-4
Filed August 20, 2009, amended October 26, 2009 and December 2, 2009
File No.: 333-161460

Ladies and Gentlemen:

Enclosed is a copy of a Comment Letter from the Staff to Genterra Capital Inc., an Ontario corporation to be formed by the amalgamation of Consolidated Mercantile Incorporated and Genterra Inc., each an Ontario corporation, with respect to Registration Statement on Form F-4, as amended on October 26, 2009. The Company is providing herein responses to the comments and the supplemental information requested by the Staff, and will incorporate the Staff's comments in future filings.  For reference, we have numbered and cross referenced each comment in the Comment Letter to a similarly numbered item in this letter.

General

1.           After consultation with the Division of Investment Management, we have added a Risk Factor to address the risk of being deemed or otherwise considered an investment company under the Investment Company Act of 1940, as amended. In addition, we have revised, on pages 11, 12 and 45 of this amendment, the description of the registrant’s business post amalgamation.

2.           Most of the defined terms, including the bulk of the glossary, have been eliminated and the use of initial capped terms severely reduced throughout the prospectus.

Cover Page of Prospectus

3.           The cover page has been edited to include only those items required to be included by Item 501 of Regulation S-K or is key to an investment decision. The cover page has been limited to one page as requested.

Risk Factors, page 10

4.           Risk factors which address risks presented to GCI as a result of continuing the business of CMI were inadvertently dropped from the previous amendment; they have been included in this amendment on page 8.

Genterra And CMI Shareholders Will Receive GCI Shares In The Amalgamation, Page 14.

5.           The requested disclosure has been included with this amendment on page 12.

Historical and Proforma Financial Data of GCI, Genterra and CMI, page 17

6.           Please see our response to Comment 11 below.

Selected Pro Forma Financial Data for GCI, pages 18-20

7.           Please see our response to Comment 11 below.

Genterra Formal Valuation, page 33

8.           The requested disclosure has been included with this amendment on page 30.

Selected Financial Information – CMI,  pages 50-51 and 53.

9.           Please see our response to Comment 11 below.

Information Concerning Genterra, page 134
Description of Business, page 135

10.            The requested disclosure has been added to the table on page 132

Financial Statements – Consolidated Mercantile Incorporated (“CMI”)
Interim Period Ended September 30, 2009

11.           We have reviewed the comments relating to the financial statements with Jorge Bonilla of the Securities and Exchange Commissions Accounting Staff  and have agreed with him that the Reconciliation to US GAAP need not be provided based on the following:

Item 8.A.5. of Form 20-F requires that the registrant include interim unaudited financial statements covering at least the first six months of the financial year when the document is dated more than nine months after the last audited financial year.

In the case of Genterra, US GAAP reconciled financial statements have been provided for the six month period ended March 31, 2009.

In the case of CMI, US GAAP reconciled financial statements have been provided for the six month period ended June 30, 2009.

The Pro Forma US GAAP reconciled financial statements of GCI have been prepared for the six month period ended June 30, 2009.

Item 8.A.5. of Form 20-F also requires that the registrant include more current interim financial statements  when such interim statements have been published in its home jurisdiction.  According to paragraph 6220.6 of the SEC’s financial reporting manual, this information does not have to be reconciled to US GAAP.

As Genterra and CMI have published in Canada their interim financial statements for the nine month period ended June 30, 2009 and the nine month period ended September 30, 2009 respectively in Canada, the Registrant has included these financial statements in the prospectus pursuant to this requirement.

We have included in this amendment on pages 130 for CMI and 214 for Genterra, the required narrative explanation of the GAAP differences between Canadian and Unites States Accounting Principles for the CMI financial statements for the nine month period ended September 30, 2009 and the Genterra  financial statements for the nine month period ended June 30, 2009.

As agreed with the Staff, we have also included in this amendment the following narratives on page 123, being the cover page of the CMI financial statements for the nine months ended September 30, 2009, and on page 208, being the cover page of the Genterra financial statements for the nine months ended June 30, 2009:

“The attached Consolidated Mercantile Incorporated financial statements for the nine month period ended September 30, 2009 have been provided in this prospectus pursuant to item 8A.5 on Form 20-F.  These financial statements, which have been published by the Company in Canada, are more current than those otherwise required by the standard. These financial statements are not required to be reconciled to U.S. GAAP.”

“The attached Genterra Inc. financial statements for the nine month period ended June 30, 2009 have been provided in this prospectus pursuant to item 8A.5 on Form 20-F.  These financial statements, which have been published by the Company in Canada, are more current than those otherwise required by the standard. These financial statements are not required to be reconciled to U.S. GAAP.”

Consequently, as agreed with the Staff, the tables of historical and pro-forma per share data on Page 14, Selected Pro-Forma Financial data for GCI on Pages 15-17, Selected Financial Information for CMI on pages 47-50 and Selected Financial Information for Genterra on Pages 137-140 do not need to be updated.

Signatures, page 234

12.           The signature page has been revised as required.

Please note that in order to conform with local regulatory requirements:

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On November 30, 2009 HJF Financial Inc. delivered a further update to the CMI Formal Valuation and concluded that there was no adjustment as at November 30, 2009 to the fair market value of the outstanding common shares of CMI based on the Update Report as at August 31, 2009. We have included this disclosure on Page 28 of the Prospectus.

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On December 11, 2009 CVS delivered a further update to the Genterra Formal Valuation and concluded that there was no adjustment as at November 30, 2009 to the fair market value of the outstanding shares of Genterra based on the Update Report as at August 31, 2009. We have included this disclosure on Page 25 of the Prospectus.

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On December 11, 2009, based upon the November 30, 2009 updates to the CMI and Genterra December 31, 2008 Valuations prepared by HJF Financial Inc. and CVS respectively, CVS provided a further update to the “fairness from a financial point of view” of the terms of the amalgamation share exchange ratios to form GCI . In this update CVS concluded that the ratios selected by the Directors of Genterra and CMI are still fair from a financial point of view to the shareholders of both companies. We have included this disclosure on Page 29 of the Prospectus.

Kindly contact the undersigned at (212) 925-2800 if you have any questions concerning the above.

Sincerely,

Dolgenos Newman & Cronin LLP

/s/ DOLGENOS NEWMAN & CRONIN LLP

By:  /s/ Dennis P. McConnell
                 Dennis P. McConnell, partner
cc:           Stan Abramowitz